Via Facsimile and U.S. Mail
Mail Stop 4720

February 24, 2010

Joel Bellenson CEO, CFO & Director
Upstream Biosciences, Inc.
1892 West Broadway, Suite 200
Vancouver, British Columbia
Canada V6J1Y9

>   **Re: Upstream Biosciences, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed August 31, 2009**
>   **File No. 0-50331**

Dear Mr. Bellenson:

We issued comments to you on the above captioned filing on September 4, 2009. As of the date of this letter, one of the comments remains outstanding and unresolved. We expect you to contact us by March 10, 2010 to provide an amended Item 4.02 Form 8-K in response to the outstanding comment.

If you do not respond to the outstanding comment or contact us by March 10, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure flings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Sasha Parikh, Staff Accountant at 202-551-3627 if you have any questions.

Sincerely,

Gus Rodriguez
Accounting Branch Chief